Exhibit 99.1

Jiayuan Expands Purchase Options with Launch of TMall Online Store

BEIJING, June 27, 2012 /PRNewswire-Asia-FirstCall/ — Jiayuan.com International Ltd. (“Jiayuan” or the “Company”) (NASDAQ: DATE), operator of the largest online dating platform in China, today announced that it has launched an online store on TMall.com (“TMall”), one of China’s most popular B2C online retail platforms, which expands the purchasing options available to Jiayuan users nationwide.

From today, Jiayuan’s users will be able to shop for Jiayuan’s online dating products and services on the TMall store at http://jiayuanshop.tmall.com in addition to purchasing directly from Jiayuan.com. The TMall store will sell a selection of Jiayuan’s “virtual stamp” products as well as one-month, three-month, six-month and one year subscription packages. Products purchased on the store will be automatically credited to users’ accounts and can be used immediately.

TMall is one of the most popular B2C online retail platforms in China. It is owned by the Alibaba Group and grew out of Taobao, Alibaba’s C2C platform.

“The Jiayuan TMall store is another important step forward in our constant effort to ensure that the Jiayuan user experience is the most enjoyable and user-friendly in the market,” said Jiayuan’s founder and co-CEO, Ms. Rose Gong. “China’s singles are increasingly relying on online retail as one of their preferred shopping channels. So this new store on China’s most popular B2C online retail platform not only provides another convenient purchasing option for current and potential Jiayuan users, but also builds the Jiayuan brand among users of the TMall platform.”

About Jiayuan

Jiayuan.com International Ltd. (“Jiayuan”) (NASDAQ: DATE) operates the largest online dating platform in China. Jiayuan is committed to providing a trusted, effective, and user-focused online dating platform that addresses the dating and marriage needs of China’s rapidly growing urban singles population. According to iResearch, Jiayuan.com ranked first in terms of number of unique visitors and time spent among all online dating websites in China in 2011. Every two of Jiayuan’s American Depositary Shares represent three ordinary shares.

For more information, please visit http://ir.jiayuan.com.

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Jiayuan may also make written or verbal forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in verbal statements made by its officers, directors or employees to fourth parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including development of new products and services; our ability to attract and retain users; competition in the Chinese online dating markets; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of any litigation or arbitration; the expected growth of the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and online dating websites and general economic conditions in China and elsewhere. Further information regarding these and other risks is included in our documents filed with the U.S. Securities and Exchange Commission. Jiayuan does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of the press release, and Jiayuan undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

Beijing

Melody Liu
Jiayuan.com International Ltd.
+86 (10) 6442-2321
ir@jiayuan.com

Martin Reidy
Brunswick Group LLP
+86 (10) 5960-8600
jiayuan@brunswickgroup.com

New York

Cindy Zheng
Brunswick Group LLP
+1 (212) 333-3810
jiayuan@brunswickgroup.com